Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone: (713) 651-5151
January 7, 2008
BY FACSIMILE (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on: December 20, 2007
File No. 001-05725
Ladies and Gentlemen:
     By letter dated January 2, 2008, Quanex Corporation (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). The Company intends to file a response to the Comment Letter later this week with the Securities and Exchange Commission (“SEC”) specifically addressing the comments. In the meantime, in response to a request made by Era Anagnosti of the Staff following a phone conference between Ms. Anagnosti and Martin Doublesin of our firm on Friday January 4, 2008, we would like to present the Company’s plans regarding the proxy statement and the filing of a Form 10 by the Company’s subsidiary.
     As noted in the Company’s proxy statement, immediately prior to the merger discussed in the proxy statement, the Company plans to spin off to its stockholders the securities of a subsidiary of the Company containing the Company’s building products business. While the Company for tax reasons intends to spin-off a limited liability company containing the building products business, that limited liability company will, immediately following the spin-off, merge into Quanex Building Products Corporation (“QBPC”), a wholly-owned corporate subsidiary of the limited liability company. Quanex’s stockholders will therefore end up with publicly-traded shares of QBPC. As discussed with and confirmed by Ms. Anagnosti last week, QBPC will be the entity that will file a Form 10 with the SEC.
     In order to be able to comply with the requirements of Schedule 14A regarding including financial and other information regarding the spin-off in the proxy statement, Quanex intends to incorporate by reference the Form 10 to be filed by QBPC. In accordance with Note D to Schedule 14A, the Company intends to note in several places in the proxy statement that QBPC’s Form 10 is being incorporated by reference, including in the sections titled “Summary”,
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Securities and Exchange Commission
January 7, 2008

     “Questions and Answers About the Special Meeting and Voting”, “The Spin-Off”, and “Where You Can Find More Information”. The Company will also undertake in the proxy statement to provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of the Form 10 that has been incorporated by reference in the proxy statement, and the address and telephone numbers to which such a request is to be directed.
     We note that the Company is a registrant that meets the requirements of Form S-3. We believe that the Company, as a Form S-3 registrant, should be able to incorporate by reference the previously-filed Form 10 filing of its wholly-owned subsidiary. Because QBPC is a wholly-owned subsidiary of the Company, the Company will have adequate access to copies of QBPC’s Form 10 to be able to distribute them to the Company’s stockholders upon request. The Form 10 will also be available to the Company’s stockholders through the SEC’s and the Company’s websites.
     We ask for the Staff’s concurrence with the Company’s approach described above regarding incorporation by reference of QBPC’s Form 10. If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.
Very truly yours,
/s/ Martin F. Doublesin
Martin F. Doublesin

cc:	Kevin P. Delaney (Quanex Corporation)
Michael W. Conlon (Firm)